
RECEIVED
MAR - 1 2007
213
WASH, D.C.

UN
SECURITIES ANI
Washi



07004770

DB 3/27 *

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KDC Merger Arbitrage Fund, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Third Avenue - Suite 1000
(No. and Street)

New York, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19 3/29

OATH OR AFFIRMATION

I, Glen M. Friedman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KDC Merger Arbitrage Fund, LP, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

TAMMY L. LATSHAW
Notary Public, State of New York
No. 01LA6157316
Qualified in New York County
Commission Expires December 4, 2010



Notary Public



Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Partners of KDC Merger Arbitrage Fund, LP:

In planning and performing our audit of the financial statements of KDC Merger Arbitrage Fund, LP (the "Partnership") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

PRICEWATERHOUSECOOPERS

preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 23, 2007

KDC Merger Arbitrage Fund, LP

Statement of Financial Condition
December 31, 2006


MAR - 1 2007
WASH, D.C.

KDC Merger Arbitrage Fund, LP
Index
December 31, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of KDC Merger Arbitrage Fund, LP

In our opinion, the accompanying statement of financial condition, including the condensed schedule of investments, presents fairly, in all material respects, the financial position of KDC Merger Arbitrage Fund, LP (the "Partnership") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



February 23, 2007

KDC Merger Arbitrage Fund, LP
Statement of Financial Condition
December 31, 2006

Assets		
Cash		$ 2,717,801
Securities owned, at fair value		
Securities owned	$ 516,218,095	
Securities owned, held by clearing broker	22,122,960	
		538,341,055
Unrealized gain on contracts for differences, at fair value		103,434
Receivable from brokers, dealers and clearing organizations		1,847,863,841
Dividends and interest receivable		257,408
Secured demand note receivable		2,000,000
Furniture and equipment, at cost, net of accumulated depreciation of $1,669,086		270,777
Other assets		253,381
Total assets		$ 2,391,807,697
Liabilities and Partners' Capital		
Liabilities		
Bank loans		$ 10,000
Securities sold, but not yet purchased, at fair value		386,546,814
Payable to brokers, dealers and clearing organizations		1,902,889,541
Dividends payable		103,558
Secured demand note payable		2,000,000
Contribution received in advance		47,000
Withdrawals payable		5,256,562
Other liabilities		3,663,584
Total liabilities		2,300,517,059
Partners' capital		91,290,638
Total liabilities and partners' capital		$ 2,391,807,697

The accompanying notes are an integral part of this financial statement.

KDC Merger Arbitrage Fund, LP
Condensed Schedule of Investments
December 31, 2006

Shares, No. of Contracts or Principal Amount	Description	Fair Value	Percent of Partners' Capital
	Securities Owned		
	Common Stocks		
	United States		
	Agricultural Operations	$ 1,084,060	1.19%
	Banks		
183,740	Citigroup Inc.	10,234,318	11.21%
122,300	Fidelity Bankshares, Inc.	4,851,641	5.31%
329,670	JPMorgan Chase & Co.	15,923,061	17.44%
100,000	Mercantile Bankshares Corporation	4,679,000	5.12%
	Other	7,367	0.01%
	Broadcasting		
556,000	Clear Channel Communications, Inc.	19,760,240	21.65%
	Other	3,657,881	4.00%
	Casino Services		
146,500	International Game Technology	6,768,300	7.41%
	Computers and Computer Services		
175,000	Kanbay International, Inc.	5,034,750	5.52%
	Consulting Services	3,326,000	3.64%
	Diversified Manufacturing	621,500	0.68%
	Electronic Components - Semi-conductor	7,712,000	8.45%
	Food and Food Services		
167,310	Dean Foods Company	7,073,866	7.75%
	Other	2,722,500	2.98%
	Hotels	2,049,750	2.25%
	Identification Systems	3,740,976	4.10%
	Internet Equipment and Services	14,363,360	15.73%
	Medical and Pharmaceutical		
166,500	AmerisourceBergen Corporation	7,485,840	8.20%
150,000	Conor Medsystems, Inc.	4,699,500	5.15%
563,402	Johnson & Johnson	37,195,800	40.74%
825,000	Pfizer Inc.	21,367,500	23.41%
	Other	4,019,220	4.40%
	Metals		
100,000	Oregon Steel Mills, Inc.	6,241,000	6.84%
	Other	27,865	0.03%
	Multimedia		
350,000	Univision Communications Inc.	12,397,000	13.58%
117,315	Viacom Inc. Class B	4,813,434	5.28%
	Other	1,330,016	1.46%
	Oil Exploration and Production		
1,078,000	Chevron Corporation	79,265,340	86.83%
800,000	ConocoPhillips	57,560,000	63.05%
100,000	Giant Industries, Inc.	7,495,000	8.21%
50,000	Kinder Morgan, Inc.	5,287,500	5.79%
	Other	4,273,500	4.68%

The accompanying notes are an integral part of this financial statement.

KDC Merger Arbitrage Fund, LP
Condensed Schedule of Investments
December 31, 2006

Shares, No. of Contracts or Principal Amount	Description	Fair Value	Percent of Partners' Capital
	Common Stocks, continued		
	Other	$ 108,825	0.12%
	Real Estate Investment Trust		
396,889	Equity Office Properties Trust	19,118,143	20.94%
275,000	Reckson Associates Realty Corporation	12,540,000	13.74%
	Other	5,933,903	6.50%
	Restaurants	1,960,000	2.15%
	Retail - Apparel	3,624,000	3.97%
	Telecommunications Service and Equipment		
148,700	BellSouth Corporation	7,043,740	7.72%
603,750	Motorola, Inc.	12,413,100	13.60%
250,000	Price Communications Corporation	5,262,500	5.76%
	Other	3,854,750	4.22%
	Transportation	3,725,500	4.08%
	Travel	3,986,250	4.37%
	Utility		
149,265	FirstEnergy Corporation	9,000,679	9.86%
	Other	3,088,500	3.38%
	Total United States (cost $415,056,397)	458,728,975	502.50%
	Australia		
	Building Products (cost $3,136,747)	3,125,938	3.42%
	Bermuda		
	Diversified Manufacturing		
580,874	Tyco International Ltd. (cost $26,578,189)	17,658,569	19.34%
	Canada		
	Oil Exploration and Production (cost $1,478,648)	1,493,612	1.64%
	Germany		
	Telecommunications Service and Equipment		
646,138	Deutsche Telekom AG (cost $9,304,396)	11,759,711	12.88%
	Netherlands		
	Financial Services		
60,000	Euronext N.V. (cost $6,611,699)	7,097,874	7.78%
	Portugal		
	Telecommunications Service and Equipment (cost $2,911,965)	2,915,910	3.19%
	Sweden		
	Automotive (cost $357,150)	355,612	0.39%
	Switzerland		
	Machinery (cost $1,834,745)	2,001,951	2.19%

KDC Merger Arbitrage Fund, LP
Condensed Schedule of Investments
December 31, 2006

Shares, No. of Contracts or Principal Amount	Description	Fair Value	Percent of Partners' Capital
	Common Stocks, continued		
	United Kingdom		
	Telecommunications Service and Equipment		
861,000	Vodafone Group Public Ltd. Co. (cost $29,419,551)	$ 23,918,580	26.20%
	Total common stocks (cost $496,689,487)	529,056,732	579.53%
	Convertible Bonds		
	United States		
	Therapeutics	2,025,692	2.22%
	Total convertible bonds (cost $1,989,968)	2,025,692	2.22%
	Government Bonds		
	United States		
	U.S. Treasury	2,081,898	2.28%
	Total government bonds (cost $2,049,304)	2,081,898	2.28%
	Exchange Traded Equity Options		
	United States		
	Metals	214,125	0.23%
	Medical and Pharmaceutical	17,500	0.02%
	Total exchange traded equity options (cost $369,420)	231,625	0.25%
	Foreign Currency Balance		
	Eurodollar (cost $4,616,175)	4,945,108	5.42%
	Total securities owned (cost $505,714,354)	$ 538,341,055	589.70%

KDC Merger Arbitrage Fund, LP
Condensed Schedule of Investments
December 31, 2006

Shares, No. of Contracts or Principal Amount	Description	Fair Value	Percent of Partners' Capital
	Securities Sold, but Not Yet Purchased		
	Common Stocks		
	United States		
	Banks		
(183,740)	Citigroup Inc.	$ (10,234,318)	(11.21)%
(329,700)	JPMorgan Chase & Co.	(15,924,510)	(17.44)%
	Other	(5,555,383)	(6.09)%
	Broadcasting		
(456,000)	Clear Channel Communications, Inc.	(16,206,240)	(17.75)%
	Other	(3,658,194)	(4.01)%
	Casino Services		
(146,500)	International Game Technology	(6,768,300)	(7.41)%
	Electronic Components - Semi-conductor	(2,918,256)	(3.20)%
	Food and Food Services		
(167,260)	Dean Foods Company	(7,071,753)	(7.75)%
	Insurance	(516,000)	(0.56)%
	Medical and Pharmaceutical		
(166,500)	AmerisourceBergen Corporation	(7,485,840)	(8.20)%
(563,402)	Johnson & Johnson	(37,195,800)	(40.74)%
(825,000)	Pfizer Inc.	(21,367,500)	(23.41)%
	Multimedia		
(117,325)	Viacom Inc. Class B	(4,813,845)	(5.27)%
	Oil Exploration and Production		
(1,078,028)	Chevron Corporation	(79,267,399)	(86.83)%
(800,072)	ConocoPhillips	(57,565,180)	(63.06)%
	Real Estate Investment Trust		
(346,906)	Equity Office Properties Trust	(16,710,462)	(18.31)%
	Other	(3,790,603)	(4.15)%
	Telecommunications Service and Equipment		
(197,134)	AT&T Inc.	(7,047,541)	(7.72)%
(603,789)	Motorola, Inc.	(12,413,902)	(13.60)%
(131,001)	Verizon Communications Inc.	(4,878,477)	(5.34)%
	Other	(1,463,636)	(1.60)%
	Utility		
(149,265)	FirstEnergy Corporation	(9,000,680)	(9.86)%
	Total United States (proceeds $302,197,931)	$ (331,853,819)	(363.51)%

KDC Merger Arbitrage Fund, LP
Condensed Schedule of Investments
December 31, 2006

Shares, No. of Contracts or Principal Amount	Description	Fair Value	Percent of Partners' Capital
	Common Stocks, continued		
	Bermuda		
	Diversified Manufacturing		
(580,897)	Tyco International Ltd. (proceeds $27,014,365)	$ (17,659,268)	(19.34)%
	Germany		
	Telecommunications Service and Equipment		
(645,987)	Deutsche Telekom AG (proceeds $10,211,846)	(11,756,964)	(12.88)%
	United Kingdom		
	Telecommunications Service and Equipment		
(861,000)	Vodafone Group Public Ltd. Co. (proceeds $33,495,573)	(23,918,580)	(26.20)%
	Total common stocks (proceeds $372,919,715)	(385,188,631)	(421.93)%
	Exchange Traded Equity Options		
	United States		
	Financial Services	(1,123,650)	(1.23)%
	Multimedia	(64,213)	(0.07)%
	Medical and Pharmaceutical	(170,320)	(0.19)%
	Total exchange traded equity options (proceeds $1,284,995)	(1,358,183)	(1.49)%
	Total securities sold, but not yet purchased (proceeds $374,204,710)	$ (386,546,814)	(423.42)%
	Contracts for Differences		
	Sweden	$ 8,886	0.01%
	United Kingdom	94,548	0.10%
	Total contracts for differences	$ 103,434	0.11%

* Approximately $360 million of securities owned and securities sold, but not yet purchased, are identical securities.

The accompanying notes are an integral part of this financial statement.

1. Organization and Activities

KDC Merger Arbitrage Fund, LP (the "Partnership"), a Delaware limited partnership formed on March 12, 1981, is registered as a broker-dealer under Federal and New York State securities laws and as an investment adviser under the Investment Advisers Act of 1940. The Partnership engages in risk arbitrage investing (i.e., investing in the securities of public companies which are the subjects of announced mergers) and the related trading of securities and options.

Kellner DiLeo & Co., LLC is the General Partner of the Partnership.

2. Significant Accounting Policies

Basis of Presentation

The Partnership's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America.

Securities Transactions

Financial instruments, including options, are recorded at fair value. Purchases and sales of financial instruments are recorded on a trade-date basis. Dividends on securities owned and on securities sold, but not yet purchased, are recognized on the ex-dividend date.

Securities which are listed on a national securities exchange are valued by the Partnership at their last sale price on the date of valuation, or, if no sales occurred on that date, at the mean "bid" and "asked" prices on that date. Investments for which quotations are not readily available or whose quotes are deemed to be inappropriate by the General Partner, are valued at estimated fair value as determined in good faith by the General Partner, based on, among other things, the type of investment or underlying investment, marketability (or absence thereof), cost and quotations from outside brokers. The fair value of financial instruments determined by the General Partner is based upon available information and is not necessarily indicative of an amount that the Partnership could realize in a current transaction. Because of the inherent uncertainty of valuation for these investments, the estimated fair value may not necessarily represent amounts that might be ultimately realized, since such amounts depend on future circumstances, and the difference could be material.

Securities Lending Activities

Securities borrowed and securities loaned are carried at the amount of cash collateral advanced or received. The Partnership monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

Foreign Currency Translation

The accounts of the Partnership are maintained in U.S. dollars. Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign currency exchange rates.

Fixed Assets

Depreciation of furniture and equipment is computed by using the straight-line method over the estimated useful lives of the related assets (generally seven years). Computer equipment is depreciated over five years. Communications equipment is depreciated over ten years.

Withdrawals Payable
The Partnership recognizes withdrawals pursuant to FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, as effected by FASB Staff Position No. FAS 150-3. Withdrawals are recognized as liabilities, net of incentive allocation, when the amount requested in the withdrawal notice becomes fixed. This generally may occur either at the time of the receipt of the notice, or on the last day of a fiscal period, depending on the nature of the request. As a result, withdrawals paid after the end of the year, but based upon year-end capital balances are reflected as withdrawals payable at December 31, 2006. Withdrawal notices received for which the dollar amount is not fixed remains in capital until the amount is determined. Withdrawals payable are treated as capital for purposes of allocations of gains and losses pursuant to the Partnership's governing documents.

Income Taxes
As a partnership, the Partnership itself is not subject to U.S. Federal income taxes; each Partner is individually liable for income taxes, if any, on its share of the Partnership's net taxable income. Interest, dividends and other income realized by the Partnership from non-U.S. sources and capital gains realized on the sale of the securities of non-U.S. issuers may be subject to withholding and other taxes levied by the jurisdiction in which the income is sourced.

Clearing Agreement
The Partnership clears certain of its securities through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Partnership and the clearing broker, the clearing broker has the right to charge the Partnership for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Partnership has no maximum amount and applies to all trades executed through the clearing broker, the Partnership believes that there is no determinable amount assignable to this right. At December 31, 2006, the Partnership has recorded no liabilities with regard to this right.

In addition, the Partnership has the right to pursue collection or performance from the counterparties who do not perform their contractual obligations. The Partnership monitors the credit standings of the clearing broker and all counterparties with which it conducts business.

Use of Estimates and Indemnifications
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

In the normal course of business, the Partnership enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. However, based on experience, the Partnership expects the risk of loss to be remote.

Accounting Developments
In July 2006, the Financial Accounting Standards Board issued interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109* (the "Interpretation"). The Interpretation establishes for all entities a minimum threshold for financial statement recognition of the benefit of tax positions taken (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. The Interpretation is effective for fiscal years beginning after December 15, 2006, and is to be applied to all open tax

years as of the date of effectiveness. The General Partner has evaluated the application of the Interpretation to the Partnership and does not expect any impact on the Partnership's financial statements.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2006 consist of the following:

Securities borrowed	$ 1,834,204,101
Other amounts due from brokers, dealers and clearing organizations	13,659,740
Total receivable	$ 1,847,863,841
Securities loaned	$ 1,879,071,079
Other amounts payable to brokers, dealers and clearing organizations	23,818,462
Total payable	$ 1,902,889,541

4. Securities Owned and Securities Sold, but Not Yet Purchased

Under SFAS 140, securities owned which can be resold or re-hypothecated by the holder have been reclassified on the statement of financial condition to securities owned and held by clearing broker.

Securities sold, but not yet purchased, represent obligations of the Partnership to deliver specified securities at the contracted prices and thereby create a liability to repurchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet market risk, as the Partnership's ultimate obligation to satisfy securities sold, but not yet purchased, may exceed the amount recognized in the financial statements.

The Partnership has loaned to brokers and dealers, securities having a market value of $1,812,094,976. In addition, the Partnership has borrowed from brokers and dealers, securities having a market value of $1,772,684,706.

5. Bank Loans

Bank loans at December 31, 2006 consist of demand loans of $10,000, which bear interest at a rate of 6.375%. Such loans are fully collateralized by certain of the Partnership's marketable securities which are valued at $2,089,164 on December 31, 2006.

6. Financial Instruments

The Partnership enters into transactions in derivative financial instruments with varying degrees of off-balance sheet risk as part of its normal proprietary trading activities and in order to reduce its exposure to market risk in connection with these activities. The values of these instruments are a function of the underlying securities values and volatilities and interest rates. These transactions include the purchases and sales of equity option contracts. A buyer of an option has the right to purchase (in the case of a call option) or sell (in the case of a put option) a specified quantity of a specific financial instrument at a specified price prior to or on a specified expiration date. A writer of an option is exposed to the risk of loss if the market price of the underlying financial instrument declines (in the case of a put option) or increases (in the case of a call option). A writer of a call

option can never profit by more than the premium paid by the buyer, but can lose an unlimited amount.

The *Partnership* may enter into contracts for differences ("CFD's") as part of its investment strategies. A CFD is an agreement between two parties to exchange the difference between the opening price and the closing price of an underlying security, at the close of the contract, multiplied by the number of shares specified within the contract. Such transactions are stated at *fair* value and are subject to margin and collateral requirements as stipulated by the counterparty. Net unrealized gains are reported as an asset and net unrealized losses are reported as a liability on the statement of financial condition.

A summary of the fair value of the Partnership's derivative financial instruments follows:

	Fair Value as of December 31, 2006	
	Long	**Short**
Equity options	$ 231,625	$ (1,358,183)
Contracts for differences	$ 103,434	$ -

The majority of the Partnership's transactions relate to trading in quoted securities on national securities exchanges with a diverse group of corporate and institutional counterparties. The securities loaned and securities borrowed transactions are collateralized and executed with major domestic and international brokers and dealers. The Partnership's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations for such transactions can be directly impacted by a volatile trading market which may impair the counterparties' ability to satisfy their obligations to the Partnership. Securities loaned and securities borrowed transactions are entered into to facilitate the trading operations and as part of a conduit business. Exposure is monitored on a daily basis, with additional collateral obtained or refunded as necessary.

7. Commitments and Contingencies

The Partnership is obligated under a lease commitment for its office space, which expires on December 31, 2009. The lease contains provisions for operating and tax escalations based on increased costs by the lessor. The minimum rental commitment under this lease at December 31, 2006 is as follows:

2007	$ 487,408
2008	487,408
2009	487,408
	$ 1,462,224

At December 31, 2006, the Partnership is contingently liable for letters of credit aggregating $1,073,750, none of which are collateralized by any of the Partnership's marketable securities. Such letters of credit are primarily used to satisfy margin deposits at clearing organizations. In addition, at December 31, 2006, the Partnership had $47,195,723 of securities owned, which have been deposited as collateral with a clearing organization to satisfy margin deposits.

The Partnership has entered into a $2 million Secured Demand Note Agreement with another broker-dealer. The note matures on March 31, 2007, and pays interest at an annual rate of 5%. The Partnership's obligation under the note is collateralized by U.S. Treasury Bills with a market value of approximately $2.1 million at December 31, 2006.

8. Related Party Transactions

In the normal course of business, the Partnership pays certain expenses on behalf of its affiliated entities. The timing and payment of these amounts periodically causes payables and receivables between the Partnership and the affiliated entities.

The Partnership serves as the investment advisor to certain affiliated entities. The Partnership receives a management fee at the rate of 1.5% per annum, payable in arrears, based on the net asset value of the limited partner accounts of such affiliated entities.

The Partnership also provides administrative services to certain affiliated entities. The Partnership is reimbursed for all expenses incurred in connection with the provision of services to such affiliated entities. As stipulated in the Partnership's service agreement, the Partnership receives a monthly fee based upon the net assets of the affiliated entities.

At December 31, 2006, approximately $17.4 million of limited partners' capital is owned or controlled by members or affiliates of the General Partner. Of this amount, approximately $14.7 million relates to an investment by a partnership organized and managed by the General Partner, where substantially all the limited partners are unaffiliated investors.

Other assets at December 31, 2006 include receivables from affiliated entities and management and administrative fees receivable totaling approximately $117,000.

Withdrawals payable as of December 31, 2006 include $1,441,739 payable to the General Partner.

9. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1 or "the Rule"), which requires the maintenance of minimum net capital. The Partnership has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital, as defined, of $250,000. The Partnership has net capital of $59,179,647 at December 31, 2006, which exceeds requirements by $58,929,647.

Anticipated partners' capital withdrawals of approximately $1.3 million are expected within the six months following December 31, 2006.

The Partnership claims exemption under the exemptive provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(i), since it maintains no customer accounts.

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